                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                ______________________

                                     SCHEDULE 13D
                                    (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                       AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                  (Amendment No.  )*

                              ARV Assisted Living, Inc.
                                   (Name of Issuer)

                              Common Stock, no par value
                            (Title of Class of Securities)

                                      00204C107
                                    (CUSIP Number)

                                 Stephanie B. Mudick
                                Deputy General Counsel
                                 Travelers Group Inc.
                                 388 Greenwich Street
                               New York, New York 10013
                                    (212) 816-8000
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                   October 29, 1997
               (Date of event which requires filing of this statement)
                                ______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)
________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00204C107                   13D                 Page  2  of  34 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
  1  Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Salomon Brothers Inc, 13-3082694
-------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC Use Only

-------------------------------------------------------------------------------
  4  Source of Funds                             OO

-------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)
                                                                            /X/
-------------------------------------------------------------------------------
  6  Citizenship or Place of Organization                    Delaware

-------------------------------------------------------------------------------
Number of Shares               7  Sole Voting
 Beneficially Owned                 Power                   0
 by Each Reporting           --------------------------------------------------
 Person With                   8  Shared Voting
                                    Power                 610,928
                             --------------------------------------------------
                               9  Sole Dispositive
                                    Power                   0
                             --------------------------------------------------
                              10  Shared Dispositive
                                    Power                 610,928
-------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

     610,928
-------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     5.0%
-------------------------------------------------------------------------------
 14  Type of Reporting Person*               BD

-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                   13D                 Page  3  of  34 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
  1  Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Salomon Brothers Holding Company Inc, 13-3082695
-------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC Use Only

-------------------------------------------------------------------------------
  4  Source of Funds                              OO

-------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)
                                                                            /X/
-------------------------------------------------------------------------------
  6  Citizenship or Place of Organization                     Delaware

-------------------------------------------------------------------------------
Number of Shares               7  Sole Voting
 Beneficially Owned                 Power                0
 by Each Reporting           --------------------------------------------------
 Person With                   8  Shared Voting
                                    Power              610,928
                             --------------------------------------------------
                               9  Sole Dispositive
                                    Power                0
                             --------------------------------------------------
                              10  Shared Dispositive
                                    Power              610,928
-------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

     610,928
-------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     5.0%
-------------------------------------------------------------------------------
 14  Type of Reporting Person*                CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                   13D                 Page  4  of 34  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
  1  Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Salomon Smith Barney Holdings Inc., 22-1660266
-------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC Use Only

-------------------------------------------------------------------------------
  4  Source of Funds                               OO

-------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)
                                                                            /X/
-------------------------------------------------------------------------------
  6  Citizenship or Place of Organization                     Delaware

-------------------------------------------------------------------------------
Number of Shares               7  Sole Voting
 Beneficially Owned                 Power                0
 by Each Reporting           --------------------------------------------------
 Person With                   8  Shared Voting
                                    Power             664,778
                             --------------------------------------------------
                               9  Sole Dispositive
                                    Power                0
                             --------------------------------------------------
                              10  Shared Dispositive
                                    Power             664,778
-------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

     664,778
-------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

      5.4%
-------------------------------------------------------------------------------
 14  Type of Reporting Person*                CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00204C107                   13D                 Page  5  of  34 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
  1  Name of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Travelers Group Inc., 52-1568099
-------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
  3  SEC Use Only

-------------------------------------------------------------------------------
  4  Source of Funds                                OO

-------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)
                                                                            /X/
-------------------------------------------------------------------------------
  6  Citizenship or Place of Organization                     Delaware

-------------------------------------------------------------------------------
Number of Shares               7  Sole Voting
 Beneficially Owned                 Power                    0
 by Each Reporting           --------------------------------------------------
 Person With                   8  Shared Voting
                                    Power                 664,778
                             --------------------------------------------------
                               9  Sole Dispositive
                                    Power                    0
                             --------------------------------------------------
                              10  Shared Dispositive
                                    Power                 664,778
-------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person

     664,778
-------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)

     5.4%
-------------------------------------------------------------------------------
 14  Type of Reporting Person*                HC

-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  Security and Issuer.

         This statement on Schedule 13D is being filed with respect to the Common Stock, no par value (the "Common Stock"), of ARV Assisted Living, Inc., a California corporation (the "Issuer"), which has its principal executive office at 245 Fischer Avenue, D-1, Costa Mesa, California 92626.

Item 2.  Identity and Background.

         (a), (b), (c) and (f) This Statement on Schedule 13D is being filed by Salomon Brothers Inc, a Delaware corporation ("SBI"), Salomon Brothers Holding Company Inc, a Delaware corporation ("SBHC"), Salomon Smith Barney Holdings Inc. (formerly Salomon Inc), a Delaware corporation ("SSB Holdings"), and Travelers Group Inc., a Delaware corporation ("TRV"). All of the Common Stock reported herein is directly beneficially owned by SBI or subsidiaries of SSB Holdings or in market making accounts of SBI or subsidiaries of SSB Holdings. SBI is a wholly owned subsidiary of SBHC, which is a wholly owned subsidiary of SSB Holdings. SSB Holdings is a wholly owned subsidiary of TRV. The principal executive offices of SBI, SBHC, SSB Holdings and TRV are located, and the principal business of each are conducted, at 388 Greenwich Street, New York, New York 10013.

         SBI is a registered broker-dealer that succeeded to the business of Salomon Brothers, a New York limited partnership, on October 1, 1981. The principal business of SBI is the general brokerage, dealer and investment banking business. The principal business of SBHC is the ownership of all the outstanding shares of common stock of SBI. The principal business of SSB Holdings is the ownership of subsidiaries in the investment and asset management services and commodities businesses, including SBI, Smith
Barney Inc. (a registered broker-dealer), SBHC and Phibro Inc. (which is engaged in commodities trading). TRV is a diversified financial services company engaged, through its subsidiaries, in investment and asset management services, consumer finance services and life and property-casualty insurance services.

         The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of TRV and SBI are set forth in Annexes A and B hereto, respectively, which are incorporated herein by reference.

         (d) and (e) On May 20, 1992, SBI and SSB Holdings, (together "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court for the Southern District of New York, entitled Securities and Exchange Commission v. Salomon Inc and Salomon Brothers Inc (92 Civ. 3691 and Securities and Exchange Act Release No. 30721 (May 20, 1992)) (the "Treasury Matter").
Among other things, the Final Judgment enjoins Salomon from violations of
Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Sections 10(b), 15(c)(1) and 17(a) of the Securities

                               Page 6 of 34 Pages

Exchange Act of 1934 (the "1934 Act"), and rules 10b-5, 15c1-2, 17a-3 and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of U.S. Treasury auctions and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a failure to supervise the persons responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.

         In January and February 1993, SBI, without admitting or denying any allegations, entered into consent agreements and, in some states, consent orders with 41 state securities regulators in settlement of certain claims in respect of SBI's state broker-dealer registrations arising out of SBI's activities described in the Treasury Matter. Pursuant to the settlement with the states, SBI agreed, among other things, to (i) comply with those provisions of the order issued by the SEC in the Treasury Matter that imposed remedial sanctions with respect to alleged violations of securities laws by former personnel of SBI in auctions for United States Treasury Securities during 1990 and 1991; (ii) pay $50,000 to each state participant in the settlement as reimbursement for costs of investigation related to the Treasury Matter; and (iii) with respect to some states, contribute $2,000,000 to a multi-state investor protection trust fund to be created for the purpose of providing funds for projects promoting the cause of investor protection.

         On July 17, 1996, the Department of Justice filed a civil complaint in the Southern District of New York alleging that SBI, Smith Barney Inc. and 22 other broker/dealers, as well as unnamed co-conspirators, violated section 1 of the Sherman Act in conjunction with the trading of Nasdaq securities. A proposed settlement with all 24 defendants was filed concurrently. The proposed settlement did not contain any admission of liability; it also did not include any fine, penalty or injunction. Under the proposed settlement, the defendants agreed, among other things, to institute specified antitrust compliance procedures on their over-the-counter desks, with the court retaining jurisdiction for enforcement of the settlement agreement, including punishment by contempt. In April 1997, the U.S. District Court for the Southern District of New York approved the settlement. In May 1997, the plaintiffs in a related civil class action challenged certain provisions of the settlement.

         On August 26, 1996, the SEC simultaneously instituted a cease-and-desist proceeding pursuant to Section 21C of the 1934 Act against SSB Holdings and accepted SSB Holdings's Offer of Settlement. SSB Holdings, by its Offer of Settlement, consented to the imposition of a cease-and-desist order and the entry of the findings therein without admitting or denying such findings. The SEC found that SSB Holdings had violated Section 13(b)(2) of the


                               Page 7 of 34 Pages

1934 Act. Specifically, the SEC determined that SSB Holdings had failed to perform thorough and timely reconciliations of its balance sheet accounts to supporting documentation, and thus failed to identify on a timely basis erroneous entries made by its staff. Moreover, SSB Holdings had failed to ensure that correction procedures were properly implemented in London, in part by failing to train adequately its staff to use a new automated system. These failures resulted in the overstatement of assets and income on the books, records, and accounts of SSB Holdings and its subsidiaries. In determining to accept SSB Holdings's Offer of Settlement, the SEC considered remedial acts promptly undertaken by SSB Holdings and cooperation afforded the SEC staff.

         Except as set forth or incorporated by reference herein, during the last five years, none of TRV, SSB Holdings, SBHC, SBI or, to the best knowledge of TRV, any of the persons listed in Annexes A or B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any material judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

         On June 27, 1997 SBI was engaged by the Issuer to render financial advisory and investment banking services in connection with a possible sale of equity securities of the Issuer. On October 29, 1997 the nature of SBI's engagement by the Issuer was expanded. At such time, SBI was requested to familiarize itself with the business, operations, properties, financial condition and prospects of the Issuer and to assist the Issuer in evaluating certain matters with respect to a potential change of control. Specifically, SBI was asked to advise and assist the management and Board of Directors of the Issuer in their evaluation of the then current proposal of Emeritus Corporation with respect to the acquisition of the Issuer's Common Stock or other similar proposals relating to the acquisition of the Issuer or a business combination with the Issuer.

         Pursuant to an agreement and plan of merger, dated as of September 24, 1997, among TRV, Diamonds Acquisition Corp. ("DAC") and Salomon Inc, on November 28, 1997, DAC merged with and into Salomon Inc. Following the merger, Salomon Inc and Smith Barney Holdings Inc., a wholly owned subsidiary of TRV, merged with Salomon Inc as the surviving corporation in the merger and Salomon Inc changed its name to Salomon Smith Barney Holdings Inc. As a result of the mergers, TRV beneficially owns, directly or indirectly, all outstanding shares of SBI, SBHC and SSB Holdings and accordingly, TRV may be deemed to be the ultimate beneficial owner of all the shares of Common Stock reported in this Schedule 13D.

         The acquisitions of the Convertible Notes (as defined in Item 5 herein) by the reporting persons were made for investment purposes. All or substantially all of the transactions described in Annex C hereto were entered into in connection with the market making activities of SBI or other subsidiaries of SSB Holdings.

         The reporting persons review their holdings with respect to the Issuer on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and Convertible Notes and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the reporting persons may acquire other securities of the Issuer or sell all or a portion of its Convertible Notes or other securities of the Issuer, now owned or hereafter acquired. Except as otherwise described herein, the reporting persons have no plans or proposals relating to or which would result in any of the transactions described in Items 4(a)-(j) of Schedule 13D.

                               Page 8 of 34 Pages

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) By reason of their relationship, TRV, SSB Holdings and SBHC may be deemed to share voting and dispositive power with respect to shares of Common Stock directly beneficially owned by SBI and may be deemed to have an indirect beneficial interest in the shares of Common Stock held in market making accounts of SBI. Similarly, by reason of their relationship, TRV may be deemed to share voting and dispositive power with respect to shares of Common Stock directly beneficially owned by subsidiaries of SSB Holdings and may be deemed to have an indirect beneficial interest in the shares of Common Stock held in market making accounts of subsidiaries of SSB Holdings.

         As of November 28, 1997, SBHC and SBI may be deemed to beneficially own 610,928 shares of Common Stock, assuming conversion of 11,345,000 6.75% Convertible Notes due 4/1/06 (the "Convertible Notes"), which represents
5.0% of the outstanding shares of Common Stock (based on 12,195,200 shares of Common Stock outstanding, which is the sum of the 11,584,272 shares of Common Stock outstanding as of November 11, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and the 610,928 shares that would be issued upon conversion of the Convertible Notes). As of November 28, 1997, TRV and SSB Holdings may be deemed to beneficially own 53,850 shares of Common Stock, assuming conversion of 1,000,000 Convertible Notes in addition to the 610,928 shares of Common Stock described above, which represents 5.4% of the outstanding shares of Common Stock (based on 12,249,050 shares of Common Stock outstanding, which is the sum of the 11,584,272 shares of Common Stock outstanding as of November 11, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and the 664,778 shares that would be issued upon conversion of the Convertible Notes). Additionally, SBI holds a short position of 7,300 shares of the Common Stock.

         Except as set forth or incorporated by reference herein, none of TRV, SSB Holdings, SBHC, SBI or, to the best knowledge of TRV, the persons listed in Annexes A or B hereto beneficially owned any Common Stock on November 28, 1997.

         (c) The dates, number of shares and prices per share for all purchases and sales of Common Stock by subsidiaries of TRV from August 28, 1997 through November 28, 1997 are shown on Annex C hereto, which is incorporated herein by reference. All such purchases and sales of Common Stock were effected in the over-the-counter market or on the American Stock Exchange.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         None of TRV, SSB Holdings, SBHC, SBI or, to the best knowledge of TRV, the persons listed in Annexes A or B hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.

Item 7.  Material To Be Filed As Exhibits.

         Exhibit 1. Agreement among SBI, SBHC, SSB Holdings and TRV as to joint filing of Schedule 13D.


                               Page 9 of 34 Pages

                                    ANNEXES
                                    -------

A.  Executive Officers and Directors of Travelers Group Inc.

B.  Executive Officers and Directors of Salomon Brothers Inc

C. Description of Purchases and Sales of shares of Common Stock and Convertible Notes by Subsidiaries of TRV from August 28, 1997 through November 28, 1997.





                               Page 10 of 34 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 1997
                                         SALOMON BROTHERS INC


                                         By:  /s/ Stephanie B. Mudick
                                                  Name: Stephanie B. Mudick
                                                  Title: Assistant Secretary

                                         SALOMON BROTHERS
                                         HOLDING COMPANY INC


                                         By:  /s/ Stephanie B. Mudick
                                                  Name: Stephanie B. Mudick
                                                  Title: Assistant Secretary

                                         SALOMON SMITH BARNEY
                                         HOLDINGS INC.


                                         By:  /s/ Howard M. Darmstadter
                                                  Name: Howard M. Darmstadter
                                                  Title: Assistant Secretary

                                         TRAVELERS GROUP INC.

                                         By:  /s/ Stephanie B. Mudick
                                                  Name: Stephanie B. Mudick
                                           Title: Assistant Secretary


                             Page 11 of 34 Pages

                                                                  December 1997
                                    ANNEX A

                         EXECUTIVE OFFICERS AND DIRECTORS OF
                              TRAVELERS GROUP INC.


Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

C. Michael Armstrong                 Chairman & Chief Executive
Director (USA)                       Officer
                                     AT&T Corp.
                                     295 North Maple Avenue
                                     Basking Ridge, New Jersey 07920

Judith Arron                         Executive Director
Director (USA)                       Carnegie Hall Corporation
                                     8811 Seventh Avenue
                                     New York, New York   10019


Kenneth J. Bialkin                   Partner
Director (USA)                       Skadden, Arps, Slate, Meagher & Flom LLP
                                     919 Third Avenue
                                     New York, New York  10022

Edward H. Budd                       Retired Chairman
Director (USA)                       Travelers Insurance Companies
                                     One Tower Square
                                     Hartford, Connecticut  06183

Joseph A. Califano, Jr.              Chairman & Chief Executive Officer
Director (USA)                       The Center on Addiction & Substance Abuse
                                     at Columbia University
                                     152 West 57th Street
                                     New York, New York  10019

Douglas D. Danforth                  Executive Associates
Director (USA)                       One  PPG Place
                                     Suite 2210
                                     Pittsburgh, Pennsylvania  15222

James Dimon                          President & Chief Operating Officer
Director & Executive Officer         Travelers Group Inc.
(USA)                                388 Greenwich Street
                                     New York, New York  10013

                             Page 12 of 34 Pages

Leslie B. Disharoon                  Former Chairman, President & Chief
Director (USA)                       Executive Officer
                                     Monumental Corporation
                                     2 Chittenden Lane
                                     Owings Mills, Maryland   21117

The Honorable Gerald R. Ford         Former President of the United States
Director (USA)                       Post Office Box 927
                                     Rancho Mirage, California  92270

Thomas W. Jones                      Vice Chairman
Director & Executive Officer         Travelers Group Inc.
(USA)                                388 Greenwich Street
                                     New York, New York  10013

Ann Dibble Jordan                    Consultant
Director (USA)                       Former Director of Social Services,
                                     University of Chicago Medical Center
                                     4610 Kenmore Drive, NW
                                     Washington, DC  20007


Robert I. Lipp                       Vice Chairman
Director & Executive Officer         Travelers Group Inc.
(USA)                                388 Greenwich Street
                                     New York, New York  10013

Michael T. Masin                     Vice Chairman & President - International
Director (USA)                       GTE Corporation
                                     One Stamford Forum
                                     Stamford, Connecticut  06904

Deryck C. Maughan                    Vice Chairman
Director (Great Britain)             Travelers Group Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Dudley C. Mecum                      Managing Director
Director (USA)                       Capricorn Management
                                     30 East Elm Street
                                     Greenwich, Connecticut  06830

                             Page 13 of 34 Pages

Andrall E. Pearson                   Chairman & Chief Executive Officer
Director (USA)                       Tricon Global Restaurants, Inc.
                                     660 Steamboat Road
                                     Greenwich, Connecticut 06830

Frank J. Tasco                       Retired Chairman
Director (USA)                       Marsh & McLennan Companies, Inc.
                                     1166 Avenue of the Americas
                                     New York, New York  10036

Linda J. Wachner                     Chairman, President & Chief Executive
Director (USA)                       Officer
                                     Warnaco Group Inc.
                                     90 Park Avenue
                                     New York, New York  10016

Sanford I. Weill                     Chairman & Chief Executive Officer
Director & Executive Officer         Travelers Group Inc.
(USA)                                388 Greenwich Street
                                     New York, New York  10013

Joseph R. Wright, Jr.                Chairman & Chief Executive Officer
Director (USA)                       AMTEC, Inc.
                                     599 Lexington Avenue
                                     New York, New York 10022-6030

Arthur Zankel                        Co-Managing Partner
Director (USA)                       First Manhattan Company
                                     437 Madison Avenue
                                     New York, New York  10022

Steven D. Black                      Vice Chairman & Chief Operating Officer
Executive Officer (USA)              Smith Barney Inc.
                                     388 Greenwich Street
                                     New York, New York  10013


Michael A. Carpenter                 Executive Vice President
Executive Officer (USA)              Travelers Group Inc.
                                     One Tower Square
                                     Hartford, Connecticut  06183

Charles J. Clarke                    Chairman & Chief Executive Officer -
Executive Officer (USA)              Commercial Lines
                                     Travelers Property Casualty Corp.
                                     One Tower Square
                                     Hartford, Connecticut  06183

                             Page 14 of 34 Pages

Donald R. Cooper                     Chairman
Executive Officer (USA)              Resource Deployment Inc.
                                     307 West 7th Street
                                     Fort Worth, Texas  76102

Peter M. Dawkins                     Chairman & Chief Executive Officer
Executive Officer (USA)              Travelers Group Diversified
                                     Distribution Services, Inc.
                                     388 Greenwich Street
                                     New York, New York   10013

Irwin Ettinger                       Executive Vice President
Executive Officer (USA)              Travelers Group Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Jay S. Fishman                       Senior Vice President
Executive Officer (USA)              Travelers Group Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Jeffrey B. Lane                      Vice Chairman
Executive Officer (USA)              Travelers Group Inc.
                                     388 Greenwich Street
                                     New York, New York  10013


Jon C. Madonna                       Vice Chairman
Executive Officer (USA)              Travelers Group Inc.
                                     388 Greenwich Street
                                     New York, New York  10013


Marjorie Magner                      President & Chief Operating Officer
Executive Officer (USA)              Commercial Credit Company
                                     300 St. Paul Place
                                     Baltimore, Maryland 21202

Heidi G. Miller                      Senior Vice President &
Executive Officer (USA)              Chief Financial Officer
                                     Travelers Group Inc.
                                     388 Greenwich Street
                                     New York, New York  10013


                             Page 15 of 34 Pages

Joseph J. Plumeri II                 Vice Chairman
Executive Officer (USA)              Travelers Group Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Charles O. Prince, III               Executive Vice President,
Executive Officer (USA)              General Counsel & Secretary
                                     Travelers Group Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Marc P. Weill                        Senior Vice President
Executive Officer (USA)              Travelers Group Inc.
                                     388 Greenwich Street
                                     New York, New York  10013


Robert B. Willumstad                 Chairman & Chief Executive Officer
Executive Officer (USA)              Commercial Credit Company
                                     300 St. Paul Place
                                     Baltimore, Maryland 21202

                             Page 16 of 34 Pages

                                                                 December 1997
                                    ANNEX B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                              SALOMON BROTHERS INC

Name, Title and Citizenship          Principal Occupation and Business Address
-----------------------------        -----------------------------------------

James Dimon                          President & Chief Operating Officer
Co-Chairman and Co-Chief             Travelers Group Inc.
Executive Officer (USA)              388 Greenwich Street
                                     New York, New York  10013

Deryck C. Maughan                    Vice Chairman
Co-Chairman and Co-Chief             Travelers Group Inc.
Executive Officer (Great Britain)    388 Greenwich Street
                                     New York, New York  10013

Steven D. Black                      Vice Chairman
Vice Chairman (USA)                  Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

James Boshart III                    Vice Chairman
Vice Chairman (USA)                  Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Thomas Maheras                       Vice Chairman
Vice Chairman (USA)                  Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Eduardo G. Mestre                    Vice Chairman
Vice Chairman (USA)                  Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Shigeru Myojin                       Vice Chairman
Vice Chairman (Japan)                Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

                              Page 17 of 34 Pages

Michael B. Panitch                   Vice Chairman
Vice Chairman (USA)                  Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Jay P. Mandelbaum                    Senior Executive Vice President
Executive Vice President (USA)       Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Charles W. Scharf                    Chief Financial Officer
Chief Financial Officer (USA)        Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Robert Druskin                       Chief Administrative Officer
Chief Administrative Officer (USA)   Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Thomas W. Jasper                     Treasurer
Treasurer (USA)                      Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Mark I. Kleinman                     Deputy Treasurer
Deputy Treasurer (USA)               Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Thomas R. Schwartz                   Assistant Treasurer
Assistant Treasurer (USA)            Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Michael J. Day                       Controller
Controller (USA)                     Salomon Smith Barney Holdings Inc.
                                     388 Greenwich Street
                                     New York, New York  10013

Robert H. Mundheim                   General Counsel
General Counsel and Secretary        Salomon Smith Barney Holdings Inc.
(USA)                                388 Greenwich Street
                                     New York, New York  10013

                              Page 18 of 34 Pages

                                    ANNEX C

         Set forth below are the purchases and sales of shares of the Convertible Notes by subsidiaries of TRV from August 28, 1997 through November 28, 1997.

Trade Date          # of Shares          # of Shares          Price
                       Bought               Sold

 08/29/97               80,000                              $88.50000
 08/29/97              490,000                              $88.50000
 08/29/97            1,150,000                              $88.50000
 09/17/97                                   125,000         $91.50000
 09/23/97                                   105,000         $94.25000
 09/23/97                                    50,000         $94.25000
 09/23/97                                    25,000         $94.25000
 09/23/97                                    20,000         $94.25000
 09/23/97                                    50,000         $94.25000
 09/23/97                                 1,500,000         $94.00000
 10/13/97                                   300,000         $98.50000
 10/13/97                                   100,000         $98.50000
 10/14/97                                 1,000,000        $100.00000
 10/21/97            1,500,000                             $100.00000
 10/21/97                                 1,500,000        $100.50000
 10/22/97                                 2,000,000        $100.50000
 10/22/97            2,000,000                             $100.00000
 10/27/97               85,000                              $99.50000
 10/27/97              235,000                              $99.50000
 10/27/97              255,000                              $99.50000
 10/27/97            1,655,000                              $99.50000
 11/04/97                                 1,000,000         $99.50000

         Set forth below are the purchases and sales of shares of Common Stock by subsidiaries of TRV from August 28, 1997 through November 28, 1997.

Trade Date          # of Shares          # of Shares          Price
                       Bought               Sold

 08/28/97                                     1,600         $11.00000
 08/28/97                                     1,000         $11.00000
 08/28/97                                       400         $11.00000
 09/02/97                2,000                              $10.87500
 09/02/97                                     2,500         $11.00000
 09/03/97                4,300                              $10.87500
 09/03/97                  500                              $11.00000
 09/03/97                                     1,800         $11.00000

                              Page 19 of 34 Pages

 09/03/97                2,700                              $10.87500
 09/03/97                                    10,000         $11.00000
 09/04/97                4,500                              $10.87500
 09/04/97                1,000                              $11.00000
 09/04/97                                     2,000         $11.00000
 09/04/97                3,000                              $10.87500
 09/04/97                                     7,500         $11.00000
 09/08/97                1,500                              $10.87500
 09/08/97                                       700         $11.00000
 09/08/97                1,000                              $10.87500
 09/09/97                3,200                              $10.87500
 09/09/97                  800                              $10.87500
 09/09/97                                     1,000         $11.12500
 09/09/97                                     1,000         $11.12500
 09/09/97                                     1,000         $11.12500
 09/09/97                                     1,000         $11.12500
 09/09/97                1,800                              $10.87500
 09/09/97                                     1,300         $11.06200
 09/09/97                                       200         $11.06200
 09/10/97                1,500                              $10.87500
 09/10/97                                     1,000         $11.12500
 09/10/97                1,000                              $10.87500
 09/10/97                                       100         $11.00000
 09/10/97                                       100         $11.25000
 09/11/97                7,500                              $10.87500
 09/11/97                                     1,000         $11.00000
 09/11/97                                     1,000         $11.00000
 09/11/97                                     1,300         $11.00000
 09/11/97                5,000                              $10.87500
 09/11/97                5,000                              $10.87500
 09/11/97                                       500         $11.12500
 09/11/97                                       178         $11.00000
 09/11/97                                     6,500         $11.00000
 09/11/97                                    10,000         $11.00000
 09/12/97                                     2,000         $11.31200
 09/12/97                                     1,000         $11.50000
 09/12/97                                     1,000         $11.62500
 09/12/97                                     1,000         $11.25000
 09/12/97                                     1,500         $11.87500
 09/12/97                                       500         $11.87500
 09/12/97                                       500         $11.87500
 09/12/97                                        50         $11.87500
 09/12/97                                     5,000         $11.50000
 09/12/97                                       500         $11.87500
 09/15/97                                       300         $11.62500

                              Page 20 of 34 Pages

 09/16/97                                       300         $11.68700
 09/18/97                6,800                              $12.00000
 09/18/97               11,900                              $12.00000
 09/18/97                2,200                              $12.00000
 09/18/97                                    10,000         $12.12500
 09/18/97                1,700                              $12.00000
 09/18/97                                       200         $12.00000
 09/18/97                                     1,000         $12.25000
 09/18/97                                       400         $12.37500
 09/18/97                                       400         $12.37500
 09/18/97                                       200         $12.37500
 09/18/97                  500                              $12.00000
 09/18/97               22,800                              $12.00000
 09/18/97               14,600                              $12.00000
 09/18/97               39,500                              $12.00000
 09/18/97                                   100,000         $12.25000
 09/18/97                                   100,000         $12.12500
 09/18/97              100,000                              $12.25000
 09/18/97              100,000                              $12.12500
 09/18/97                                   200,000         $12.18700
 09/19/97                                     1,000         $12.62500
 09/19/97                                     1,000         $12.62500
 09/19/97                                     1,000         $12.37500
 09/19/97                                     1,000         $12.25000
 09/19/97                                     1,000         $12.25000
 09/19/97                                     3,500         $12.37500
 09/19/97                                     1,000         $12.25000
 09/19/97                                     1,000         $12.37500
 09/22/97                                       500         $12.50000
 09/22/97                                     1,000         $12.50000
 09/23/97                                       800         $12.50000
 09/23/97                                     2,400         $12.50000
 09/23/97                1,000                              $12.43700
 09/23/97                4,000                              $12.43700
 09/23/97                                     1,800         $12.50000
 09/24/97                                     1,000         $12.50000
 09/24/97                                     4,000         $12.50000
 09/24/97                                       100         $12.62500
 09/24/97                                     6,000         $12.50000
 09/25/97                                     5,000         $12.62500
 09/25/97                                     3,800         $12.75000
 09/25/97                                     1,000         $12.75000
 09/25/97                                     3,000         $12.62500
 09/25/97                                     2,000         $12.62500
 09/25/97                                     3,000         $12.62500

                              Page 21 of 34 Pages

 09/25/97                                     2,000         $12.62500
 09/25/97                                     3,000         $12.75000
 09/26/97                                     1,500         $12.56200
 09/26/97                                     1,000         $12.62500
 09/26/97               12,000                              $12.62500
 09/26/97                                     1,000         $12.62500
 09/26/97                                     1,600         $12.62500
 09/26/97                3,500                              $12.50000
 09/26/97                                     3,000         $12.75000
 09/29/97                                     1,200         $12.56200
 09/29/97                                     1,000         $12.62500
 09/29/97                                       800         $12.56200
 09/29/97                                       700         $12.56200
 09/29/97                                     1,200         $12.56200
 09/29/97                                       200         $12.62500
 09/29/97                                     1,000         $12.50000
 09/29/97                4,500                              $12.50000
 09/30/97                1,300                              $12.50000
 09/30/97                2,000                              $12.50000
 09/30/97                                     1,500         $12.62500
 09/30/97                                     3,000         $12.62500
 09/30/97                                       300         $12.56200
 09/30/97                                     1,000         $12.56200
 09/30/97                                     1,000         $12.56200
 09/30/97                                     1,000         $12.56200
 09/30/97                                     1,000         $12.56200
 09/30/97                                       700         $12.56200
 09/30/97                                     1,000         $12.56200
 09/30/97                                     1,000         $12.56200
 09/30/97                                       500         $12.56200
 09/30/97                                     1,000         $12.56200
 09/30/97                                     1,000         $12.56200
 09/30/97                                       500         $12.56200
 09/30/97                                     1,000         $12.56200
 09/30/97                                       800         $12.56200
 09/30/97                                     1,200         $12.56200
 09/30/97                                     2,252         $12.56200
 09/30/97                                     1,000         $12.62500
 09/30/97                                     2,500         $12.62500
 09/30/97                                     3,000         $12.62500
 09/30/97               13,000                              $12.50000
 09/30/97                  700                              $12.50000
 09/30/97                  300                              $12.50000
 09/30/97                  730                              $12.50000
 09/30/97                  600                              $12.50000

                              Page 22 of 34 Pages

 09/30/97               10,000                              $12.50000
 09/30/97                3,400                              $12.50000
 09/30/97                7,300                              $12.50000
 10/01/97                1,700                              $12.50000
 10/01/97                2,700                              $12.50000
 10/01/97                                     1,000         $12.62500
 10/01/97                                     1,000         $12.62500
 10/01/97                                     1,000         $12.62500
 10/01/97                                       800         $12.62500
 10/01/97                                       400         $12.50000
 10/01/97                                       200         $12.50000
 10/01/97                                     1,000         $12.62500
 10/02/97                                     1,000         $12.62500
 10/02/97                                     1,000         $13.25000
 10/02/97                                     1,000         $13.00000
 10/02/97                                     1,000         $14.00000
 10/02/97                                     1,000         $13.25000
 10/02/97                                     1,000         $13.37500
 10/02/97                                     1,000         $13.37500
 10/02/97                                     1,000         $14.00000
 10/02/97                                     1,000         $13.62500
 10/02/97                1,000                              $13.62500
 10/02/97                1,000                              $13.87500
 10/02/97                5,000                              $14.00000
 10/02/97                                     1,000         $13.12500
 10/02/97                                     1,000         $13.12500
 10/02/97                                     1,000         $13.12500
 10/02/97                                     1,000         $13.12500
 10/02/97                                     1,000         $13.12500
 10/02/97                                     1,000         $13.25000
 10/02/97                                     1,000         $12.75000
 10/02/97                                     1,000         $12.75000
 10/02/97                                    65,000         $13.75000
 10/02/97                                     1,000         $13.00000
 10/02/97                                       700         $14.00000
 10/02/97                                     5,000         $13.25000
 10/02/97                                     5,000         $13.37500
 10/02/97                                     3,000         $13.75000
 10/02/97                                     1,000         $13.75000
 10/02/97                                     1,000         $13.62500
 10/02/97                                     5,000         $12.75000
 10/02/97                                     1,000         $13.50000
 10/02/97                                     5,000         $13.37500
 10/02/97                2,000                              $12.50000
 10/02/97                1,000                              $13.25000

                              Page 23 of 34 Pages

 10/02/97                                    25,000         $13.12500
 10/02/97                                       500         $13.62500
 10/02/97                                     3,000         $13.25000
 10/02/97                                     5,000         $13.37500
 10/02/97                                     1,000         $13.00000
 10/02/97                                     1,000         $14.00000
 10/02/97                                     2,500         $13.87500
 10/02/97                                    12,500         $13.62500
 10/02/97                                    17,500         $13.50000
 10/02/97                                    30,000         $13.55200
 10/02/97                5,000                              $12.62500
 10/02/97                5,000                              $12.87500
 10/02/97                5,000                              $13.12500
 10/02/97               25,000                              $13.00000
 10/02/97                5,000                              $13.25000
 10/02/97               12,500                              $13.50000
 10/02/97               12,500                              $13.37500
 10/02/97               50,000                              $13.62500
 10/02/97                                     5,000         $12.62500
 10/02/97                                     5,000         $12.87500
 10/02/97                                     5,000         $13.12500
 10/02/97                                    25,000         $13.00000
 10/02/97                                     5,000         $13.25000
 10/02/97                                    12,500         $13.50000
 10/02/97                                    12,500         $13.37500
 10/02/97                                    50,000         $13.62500
 10/02/97                3,600                              $13.34600
 10/02/97                5,900                              $13.34600
 10/02/97               18,600                              $13.34600
 10/02/97                5,000                              $13.34600
 10/02/97                  900                              $13.34600
 10/02/97               57,500                              $13.34600
 10/02/97               19,600                              $13.34600
 10/02/97                8,900                              $13.34600
 10/03/97                                     1,000         $14.50000
 10/03/97                                     5,000         $14.87500
 10/03/97                                     3,000         $14.87500
 10/03/97                                     3,000         $14.62500
 10/03/97                                     1,000         $14.50000
 10/03/97                                     1,000         $14.62500
 10/03/97                                     1,000         $14.50000
 10/03/97                2,500                              $14.50000
 10/03/97                7,500                              $14.37500
 10/03/97                1,000                              $15.75000
 10/03/97                1,000                              $15.62500

                              Page 24 of 34 Pages

 10/03/97                                     1,000         $14.50000
 10/03/97                                     1,000         $15.62500
 10/03/97                                       500         $14.62500
 10/03/97                                     1,500         $14.50000
 10/03/97                                       500         $14.62500
 10/03/97                                     2,500         $14.37500
 10/03/97                1,200                              $15.87500
 10/03/97                1,000                              $14.37500
 10/03/97                                     1,000         $16.06200
 10/03/97                                     1,000         $16.06200
 10/03/97                                     4,000         $16.06200
 10/03/97                                     1,000         $14.62500
 10/03/97                                     1,000         $14.37500
 10/03/97                                     1,000         $14.37500
 10/03/97                                       100         $14.50000
 10/03/97                1,000                              $14.37500
 10/03/97                2,000                              $15.62500
 10/03/97                1,000                              $14.87500
 10/03/97                1,000                              $15.25000
 10/03/97                1,000                              $15.62500
 10/03/97                                     1,000         $15.62500
 10/03/97                                     1,000         $15.25000
 10/03/97                1,000                              $14.37500
 10/03/97                                    10,000         $15.37500
 10/03/97                                       500         $14.75000
 10/03/97                1,000                              $15.62500
 10/03/97                                     1,000         $14.50000
 10/03/97                                     1,000         $14.75000
 10/03/97                1,000                              $15.62500
 10/03/97                1,000                              $15.62500
 10/03/97                                     1,000         $14.50000
 10/03/97                1,000                              $15.37500
 10/03/97                                     1,000         $16.25000
 10/03/97                                    25,000         $14.62500
 10/03/97                                    15,000         $14.50000
 10/03/97               25,000                              $14.62500
 10/03/97               15,000                              $14.50000
 10/03/97                                    40,000         $14.57800
 10/03/97               10,000                              $15.75000
 10/03/97               10,000                              $14.87500
 10/03/97               25,000                              $14.50000
 10/03/97               10,000                              $14.37500
 10/03/97                                    10,000         $15.75000
 10/03/97                                    10,000         $14.87500
 10/03/97                                    25,000         $14.50000

                              Page 25 of 34 Pages

 10/03/97                                    10,000         $14.37500
 10/03/97                5,000                              $14.77200
 10/03/97                8,000                              $14.77200
 10/03/97               31,900                              $14.77200
 10/03/97                1,200                              $14.77200
 10/03/97                8,900                              $14.77200
 10/06/97                                     3,500         $14.87500
 10/06/97                                     1,000         $14.87500
 10/06/97                                     6,000         $15.12500
 10/06/97                                     5,000         $15.12500
 10/06/97                                     3,000         $15.00000
 10/06/97                                     7,500         $15.25000
 10/06/97                                     1,000         $14.87500
 10/06/97                                     1,000         $15.00000
 10/06/97                                     1,200         $14.75000
 10/06/97                                     1,000         $14.75000
 10/06/97                                     1,000         $14.87500
 10/06/97                                       500         $14.81200
 10/06/97                                       300         $14.87500
 10/06/97                                     1,000         $14.75000
 10/06/97                                       500         $14.87500
 10/06/97                                    25,000         $14.62500
 10/06/97                                    10,000         $15.00000
 10/06/97               25,000                              $14.62500
 10/06/97               10,000                              $15.00000
 10/06/97                                    35,000         $14.73200
 10/06/97               25,000                              $14.50000
 10/06/97               10,000                              $14.62500
 10/06/97               10,000                              $14.75000
 10/06/97               10,000                              $14.87500
 10/06/97               10,000                              $15.00000
 10/06/97               16,100                              $15.12500
 10/06/97                                    25,000         $14.50000
 10/06/97                                    10,000         $14.62500
 10/06/97                                    10,000         $14.75000
 10/06/97                                    10,000         $14.87500
 10/06/97                                    10,000         $15.00000
 10/06/97                                    16,100         $15.12500
 10/06/97                1,100                              $14.77800
 10/06/97                1,700                              $14.77800
 10/06/97                6,800                              $14.77800
 10/06/97                2,500                              $14.77800
 10/06/97                  300                              $14.77800
 10/06/97                1,100                              $14.77800
 10/06/97               26,100                              $14.77800

                              Page 26 of 34 Pages

 10/06/97               10,000                              $14.77800
 10/06/97               31,500                              $14.77800
 10/07/97                                     3,000         $15.25000
 10/07/97                                     2,500         $15.25000
 10/07/97                                     5,000         $15.25000
 10/07/97                                     1,000         $15.25000
 10/07/97                  500                              $15.12500
 10/07/97                1,000                              $15.00000
 10/07/97                  700                              $15.12500
 10/07/97                2,055                              $15.00000
 10/07/97                                     1,000         $15.25000
 10/07/97                                     1,000         $15.25000
 10/07/97                                     1,000         $15.25000
 10/07/97                                     1,000         $15.12500
 10/07/97                                     1,000         $15.12500
 10/07/97                                     1,000         $15.12500
 10/07/97                                     1,000         $15.12500
 10/07/97                                     1,000         $15.12500
 10/07/97                                     1,000         $15.12500
 10/07/97                2,000                              $15.00000
 10/07/97                2,900                              $15.12500
 10/07/97                1,100                              $15.12500
 10/07/97                                     1,100         $15.25000
 10/07/97                  100                              $15.12500
 10/07/97                                    15,000         $15.12500
 10/07/97                                     1,800         $15.25000
 10/07/97                                       300         $15.25000
 10/07/97                                       300         $15.25000
 10/07/97                  500                              $15.12500
 10/07/97               11,300                              $15.12500
 10/07/97                4,300                              $15.12500
 10/07/97               13,600                              $15.12500
 10/08/97                1,000                              $15.00000
 10/08/97                1,000                              $14.87500
 10/08/97                1,000                              $14.62500
 10/08/97                                       700         $14.87500
 10/08/97                1,500                              $14.75000
 10/08/97                1,300                              $15.00000
 10/08/97                                     5,000         $15.12500
 10/08/97                                       800         $14.87500
 10/08/97                                       800         $14.87500
 10/08/97                                     1,400         $14.87500
 10/08/97               10,000                              $15.00000
 10/08/97               10,000                              $14.62500
 10/08/97                                    10,000         $15.00000

                              Page 27 of 34 Pages

 10/08/97                                    10,000         $14.62500
 10/08/97                1,700                              $14.81200
 10/08/97                  200                              $14.81200
 10/08/97               11,300                              $14.81200
 10/08/97                  200                              $14.81200
 10/08/97                  500                              $14.81200
 10/08/97                  100                              $14.81200
 10/08/97                2,300                              $14.81200
 10/08/97                  900                              $14.81200
 10/08/97                2,800                              $14.81200
 10/09/97                                       300         $14.81200
 10/09/97                                     3,000         $14.81200
 10/09/97                                     3,500         $14.81200
 10/09/97                                     2,500         $14.81200
 10/09/97                                     3,000         $14.81200
 10/09/97                                     2,000         $14.81200
 10/09/97                                     2,000         $14.81200
 10/09/97                                     2,000         $14.87500
 10/09/97                                     3,000         $14.75000
 10/09/97                                     3,000         $14.75000
 10/09/97                                     2,500         $14.75000
 10/09/97                                     7,500         $14.75000
 10/09/97                                     2,000         $14.75000
 10/09/97                                     5,000         $14.75000
 10/09/97                  600                              $14.62500
 10/09/97                2,989                              $14.62500
 10/09/97                                     1,000         $14.87500
 10/09/97                                     1,000         $14.87500
 10/09/97                                     1,000         $14.87500
 10/09/97                                       200         $14.75000
 10/09/97               15,000                              $14.62500
 10/09/97                  800                              $14.62500
 10/09/97                                     2,000         $14.81200
 10/09/97                  400                              $14.62500
 10/09/97                9,000                              $14.62500
 10/09/97                3,400                              $14.62500
 10/09/97               10,800                              $14.62500
 10/10/97                                     1,000         $15.12500
 10/10/97                                     2,000         $15.50000
 10/10/97                                     2,500         $14.75000
 10/10/97                                     7,500         $14.75000
 10/10/97                1,000                              $15.25000
 10/10/97                2,100                              $14.75000
 10/10/97                  500                              $15.25000
 10/10/97               15,000                              $14.75000

                              Page 28 of 34 Pages

 10/10/97                3,100                              $14.75000
 10/10/97                1,000                              $15.12500
 10/10/97                                   100,000         $14.81200
 10/10/97                1,000                              $15.12500
 10/10/97                1,300                              $14.75000
 10/10/97               32,200                              $14.75000
 10/10/97               12,300                              $14.75000
 10/10/97               39,000                              $14.75000
 10/10/97                1,000                              $15.25000
 10/13/97                  200                              $16.75000
 10/13/97                  500                              $16.87500
 10/13/97                                     5,000         $16.75000
 10/13/97                                       500         $16.87500
 10/13/97                                       300         $16.87500
 10/13/97                                     2,000         $16.75000
 10/13/97                                     1,100         $16.81200
 10/13/97                                     2,000         $17.12500
 10/13/97                                       700         $16.87500
 10/13/97                                     1,300         $17.12500
 10/13/97                                     1,000         $17.12500
 10/13/97                  500                              $16.93700
 10/13/97                                       500         $16.93700
 10/13/97                                     5,000         $17.06200
 10/13/97                                     3,700         $17.00000
 10/13/97                                       900         $16.87500
 10/13/97                                     1,000         $16.75000
 10/13/97               25,000                              $17.00000
 10/13/97                1,000                              $16.75000
 10/13/97                1,000                              $17.00000
 10/13/97                  500                              $17.00000
 10/13/97                  500                              $17.00000
 10/13/97                  500                              $17.12500
 10/13/97                1,500                              $17.12500
 10/13/97                  300                              $17.06200
 10/13/97                1,000                              $17.06200
 10/13/97                2,500                              $17.06200
 10/13/97                  100                              $17.06200
 10/13/97                  500                              $16.87500
 10/13/97                  500                              $16.87500
 10/13/97                  500                              $16.87500
 10/13/97                  200                              $16.87500
 10/13/97                  500                              $16.87500
 10/13/97                                     1,000         $17.06200
 10/13/97                                     1,000         $16.87500
 10/14/97                1,000                              $16.00000

                              Page 29 of 34 Pages

 10/14/97                5,000                              $16.00000
 10/14/97                5,000                              $16.00000
 10/14/97                5,000                              $16.00000
 10/14/97                2,000                              $16.25000
 10/14/97                1,500                              $16.00000
 10/14/97                1,500                              $16.00000
 10/14/97                1,500                              $16.00000
 10/14/97               10,000                              $16.00000
 10/14/97                7,000                              $16.00000
 10/14/97                2,000                              $16.00000
 10/14/97               10,000                              $16.00000
 10/14/97                2,000                              $16.00000
 10/14/97               10,000                              $16.00000
 10/14/97                5,000                              $16.00000
 10/14/97                1,000                              $16.00000
 10/14/97                2,000                              $16.37500
 10/14/97               15,000                              $16.06200
 10/14/97                2,000                              $16.00000
 10/14/97                                       500         $16.31200
 10/14/97                1,000                              $16.12500
 10/14/97                1,000                              $16.12500
 10/14/97                1,000                              $16.00000
 10/14/97                1,000                              $16.00000
 10/14/97                  100                              $16.00000
 10/14/97                  900                              $16.00000
 10/14/97                1,000                              $16.00000
 10/14/97                1,000                              $16.00000
 10/14/97                1,000                              $16.00000
 10/14/97                1,000                              $16.00000
 10/14/97                9,000                              $16.00000
 10/14/97                1,000                              $16.50000
 10/14/97                  400                              $16.50000
 10/14/97                  600                              $16.50000
 10/14/97                                     1,000         $16.12500
 10/14/97                                     1,000         $16.12500
 10/14/97                  200                              $16.50000
 10/14/97                  800                              $16.50000
 10/14/97                5,000                              $16.62500
 10/14/97                2,000                              $16.37500
 10/14/97                1,500                              $16.50000
 10/14/97                1,000                              $16.25000
 10/14/97                1,000                              $16.25000
 10/14/97                1,000                              $16.25000
 10/14/97                1,000                              $16.25000
 10/14/97                1,000                              $16.25000

                              Page 30 of 34 Pages

 10/14/97                5,000                              $16.00000
 10/14/97                1,000                              $16.00000
 10/14/97                1,000                              $16.00000
 10/14/97                1,000                              $16.00000
 10/14/97                  400                              $16.37500
 10/14/97                  500                              $16.50000
 10/14/97                  400                              $16.50000
 10/14/97                  400                              $16.50000
 10/14/97                  200                              $16.50000
 10/14/97                   50                              $16.50000
 10/14/97                5,000                              $16.00000
 10/14/97                2,000                              $16.00000
 10/14/97                                     7,500         $16.75000
 10/14/97                                     7,500         $16.62500
 10/14/97                                     5,000         $16.50000
 10/14/97                                    13,800         $16.25000
 10/14/97                7,500                              $16.75000
 10/14/97                7,500                              $16.62500
 10/14/97                5,000                              $16.50000
 10/14/97               13,800                              $16.25000
 10/14/97                                    33,800         $16.48100
 10/15/97                2,000                              $16.12500
 10/15/97               10,000                              $16.12500
 10/15/97               20,000                              $16.12500
 10/15/97                2,000                              $16.12500
 10/15/97               25,000                              $16.12500
 10/15/97                1,000                              $16.12500
 10/15/97                4,000                              $16.12500
 10/15/97               20,000                              $16.12500
 10/15/97                4,900                              $16.12500
 10/15/97                1,000                              $16.12500
 10/15/97                4,000                              $16.12500
 10/15/97                1,000                              $16.12500
 10/15/97                1,000                              $16.12500
 10/15/97                                     1,500         $16.12500
 10/15/97                                       500         $16.12500
 10/15/97                                     2,000         $16.25000
 10/15/97                                     1,000         $16.25000
 10/16/97                                       600         $16.37500
 10/16/97                  300                              $16.37500
 10/16/97                  200                              $16.37500
 10/16/97                                     1,000         $16.37500
 10/16/97                                       600         $16.37500
 10/17/97                                     1,200         $16.37500
 10/17/97               20,000                              $16.25000

                              Page 31 of 34 Pages

 10/17/97                                     1,000         $16.31250
 10/17/97                                     5,000         $16.31250
 10/20/97                                     5,000         $16.31250
 10/20/97                                       500         $16.62500
 10/20/97                                     3,000         $16.31250
 10/21/97                7,911                              $16.25000
 10/21/97                4,000                              $16.25000
 10/21/97               10,000                              $16.25000
 10/22/97                                     5,000         $16.28125
 10/23/97                                        37         $16.37500
 10/23/97                1,000                              $16.12500
 10/23/97                                     1,000         $16.31250
 10/23/97                3,000                              $16.25000
 10/23/97                3,000                              $16.25000
 10/23/97                1,000                              $16.25000
 10/23/97                2,000                              $16.25000
 10/23/97                3,000                              $16.25000
 10/23/97                2,500                              $16.25000
 10/23/97                5,000                              $16.25000
 10/23/97                2,500                              $16.25000
 10/23/97                7,500                              $16.25000
 10/23/97                                       600         $16.18750
 10/23/97                1,000                              $16.12500
 10/23/97                1,500                              $16.12500
 10/23/97                5,000                              $16.12500
 10/23/97                3,500                              $16.12500
 10/23/97                1,500                              $16.12500
 10/23/97                                     2,000         $16.12500
 10/23/97                5,000                              $16.12500
 10/23/97                5,000                              $16.12500
 10/24/97               10,000                              $15.93750
 10/24/97                2,111                              $16.00000
 10/24/97                7,789                              $16.00000
 10/24/97                5,000                              $15.93750
 10/27/97                                     5,000         $15.75000
 10/27/97                5,000                              $15.87500
 10/27/97                                     1,300         $15.87500
 10/27/97                5,000                              $15.87500
 10/27/97                                     3,700         $15.87500
 10/27/97                1,000                              $15.50000
 10/27/97                5,000                              $15.62500
 10/27/97                8,000                              $15.75000
 10/28/97                                     1,000         $15.00000
 10/28/97                2,500                              $14.25000
 10/28/97                                     2,000         $15.12500

                              Page 32 of 34 Pages

 10/28/97                5,000                              $15.00000
 10/28/97                5,000                              $15.00000
 10/28/97                                     1,000         $15.25000
 10/28/97                                    10,000         $15.06250
 10/28/97                9,000                              $15.00000
 10/28/97                                       300         $14.37500
 10/28/97                2,500                              $14.25000
 10/28/97                2,500                              $14.25000
 10/28/97                                     1,000         $14.37500
 10/28/97                5,000                              $15.00000
 10/28/97                                     1,000         $14.75000
 10/28/97                                     5,000         $15.06250
 10/28/97                5,000                              $15.00000
 10/28/97                                       800         $15.12500
 10/28/97                5,000                              $15.00000
 10/28/97                                     5,000         $15.06250
 10/29/97                                       500         $15.12500
 10/29/97                5,000                              $15.00000
 10/29/97                5,000                              $15.00000
 10/29/97                5,000                              $15.00000
 10/31/97                                       100         $15.00000
 10/31/97                1,000                              $14.87500
 10/31/97                                     1,000         $15.00000
 10/31/97                                       800         $14.87500
 10/31/97                                       400         $15.00000
 11/03/97                                       200         $15.25000
 11/03/97                                       200         $15.25000
 11/03/97                                       300         $15.25000
 11/03/97                                       200         $15.25000
 11/03/97                1,000                              $15.00000
 11/04/97                                       300         $15.50000
 11/04/97                                       300         $15.25000
 11/04/97                                       300         $15.25000
 11/05/97                                       700         $15.37500
 11/07/97                                     1,000         $15.50000
 11/12/97                  100                              $16.06250
 11/13/97                  100                              $16.06250
 11/18/97                                         6         $15.25000


                              Page 33 of 34 Pages